Exhibit 107

Calculation of Filing Fee Table

424(b)(5)

(Form Type)

SPIRE INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee(1)

Newly Registered Securities

Fees to be Paid	Equity	Common Stock, par value $1.00 per share	Rule 457(o)	—	—	$200,000,000	0.0001476	$29,520.00

Fees Previously Paid	—	—	—	—	—	—	—	—

	Total Offering Amounts					$200,000,000		$29,520.00(1)

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$29,520.00

(1)

Calculated in accordance with Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”), based on the proposed maximum aggregate offering price, and Rules 456(b) and 457(r) of the Securities Act.